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                                                        Exhibit 23.7



The Board of Directors
Golden Corral Corporation:

We consent to the inclusion of our reports dated November 5, 1999, with respect to the combined statements of revenues and direct operating expenses and combined statements of cash flows of four Golden Corral restaurants included in CNL Income Fund VII, Ltd. ("Four Golden Corral Restaurants"), five Golden Corral restaurants included in CNL Income Fund, Ltd. ("Five Golden Corral Restaurants"), and six Golden Corral restaurants included in CNL Income Fund XVI, Ltd. ("Six Golden Corral Restaurants"), for the years ended December 30, 1998 and December 31, 1997, in the Form S-4 of CNL American Properties Fund, Inc., and to the reference to our firm under the heading "Experts" in the consent solicitation.

/s/ KPMG LLP

Raleigh, North Carolina
December 20, 1999